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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057264

SEC Mail Processing Section
MAR 02 2009

SEC FILE NUMBER
8-17230

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi — (631) 270-1607
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ladenburg Thalmann & Co. Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied Members of the New York Stock Exchange, Inc.

JESSICA de la REZA
Comm# DD0735332
Expires 11/18/2011
Florida Notary Assn., Inc

Signature

Chief Financial Officer
Title

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2009

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 594
Securities owned, at fair value	1,285
Due from clearing broker	12,113
Accounts receivable, net	215
Due from affiliates	1,402
Furniture, equipment and leasehold improvements, net	3,287
Restricted assets	400
Intangible assets, net of accumulated amortization of $666	3,190
Goodwill	301
Other assets	1,060
Total assets	$ 23,847
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 82
Accrued compensation	3,110
Accrued expenses and other liabilities	3,378
Deferred rent	3,835
Total liabilities	10,405
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56
Capital in excess of par value	58,077
Accumulated deficit	(44,691)
Total stockholder's equity	13,442
Total liabilities and stockholder's equity	$ 23,847

See notes to consolidated statement of financial condition

Notes to Consolidated Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2008

1. Description of Business

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading, investment banking and asset management. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Commodities Futures Trading Commission ("CFTC"), Municipal Securities Rulemaking Board ("MSRB") and National Futures Association ("NFA").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Securities

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or over-the-counter, are valued at the last reported sales prices of the year. Futures contracts are also valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Securities that contain resale restrictions are stated at a discount to the value of readily marketable securities. Stock warrants are carried at a discount to the value as determined by using the Black-Scholes option pricing model due to illiquidity.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to an amount consistent with forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving future discounted cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the reporting unit exceeds its fair value then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Furniture, Equipment and Leasehold Improvements

Furniture and fixtures are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(dollars in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), in the first quarter of 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The adoption of SFAS No. 157 did not have a material effect on the Company's consolidated statement of financial condition.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which became effective January 1, 2008, permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company did not elect to apply the fair value option to any assets or liabilities that are not currently required to be measured at fair value.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and other Intangible Assets". FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. The Company does not believe the adoption of FSP FAS 142-3 will have a material effect on its consolidated statement of financial condition.

(dollars in thousands, except for share and per share data)

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned consists of common stock and warrants measured at fair value of which $790 was based on quoted market prices (level 1) and $495 was based on significant other observable inputs (level 2). Securities sold but not yet purchased valued at $82 consist of common stock measured fair value based on quoted market prices (level 1).

As of December 31, 2008, approximately $946 of securities owned were deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

Securities sold, but not yet purchased, at fair value, represents obligations of the Company to purchase the specified financial instrument at the then current market price. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to repurchase such securities may exceed the amount recognized in the consolidated statement of financial condition.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2008, the Company had net capital of approximately $5,226, which exceeded its minimum capital requirement of $500, by $4,726.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

5. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2008 were as follows:

Computer equipment	$ 1,481
Furniture and fixtures	774
Leasehold improvements	2,911
Other	1,423
Total cost	6,589
Less accumulated depreciation and amortization	(3,302)
	$ 3,287

(dollars in thousands, except for share and per share data)

6. Merger of Punk, Ziegel & Company, L.P.

On May 2, 2008, Punk, Ziegel & Company, L.P. ("Punk Ziegel"), a specialty investment bank based in New York City, merged into the Company. LTS paid $3,135 in cash, including acquisition costs. The merger consideration paid by LTS was accounted for as a capital contribution to the Company. The fair value of Punk Ziegel's assets acquired and liabilities assumed at May 2, 2008 are as shown below:

Assets	
Cash	$ 239
Due from clearing broker	1,166
Accounts receivable, net	512
Restricted assets	400
Furniture, equipment and leasehold improvements, net	198
Other assets	287
Intangibles	1,071
Goodwill	301
Total assets	4,174
Liabilities	
Accrued compensation	733
Accrued expenses and other liabilities	264
Deferred rent credit	42
Total liabilities	1,039
Net assets acquired	$ 3,135

7. Intangible Assets

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2008:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships	2.4	$ 1,474	$ 362	$ 1,112
Customer accounts	6 -10	1,378	200	1,178
Lease	6.4	1,004	104	900
		$ 3,856	$ 666	$ 3,190

(dollars in thousands, except for share and per share data)

7. INTANGIBLE ASSETS (CONTINUED)

On September 11, 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of BroadWall Capital LLC ("BroadWall"). In connection with this acquisition, LTS issued to BroadWall ten-year warrants to purchase 1,500,000 shares of the Company's common stock at an exercise price of $0.94 per share. The warrants became exercisable as to 150,000 shares immediately upon grant and became, or will become, exercisable as to 337,500 shares on each of September 11, 2007, 2008, 2009 and 2010 contingent upon the continued employment of two former employees of BroadWall, both of whom entered into two-year employment agreements with the Company. Such individuals had a 40% ownership interest in BroadWall. Accordingly, 825,000 of the warrants that vested over the two-year term of the employment agreements valued at $698 were accounted for as consideration for the acquisition. The value of the warrants and legal costs related to the acquisition, which together aggregated $740, were recorded as acquired customer accounts, an intangible asset which is being amortized to expense over an estimated life of 10 years. The remaining warrants, valued at $571, representing contingent consideration, were recorded as additional purchase price and increased the carrying value of the acquired customer accounts when the Company renewed the employees' employment contracts in 2008.

Intangible assets acquired in the Punk Ziegel merger consisted of $1,004 for a favorable lease contract having a remaining term of 6.4 years and $67 for customer relationships having a useful life of 6 years.

Effective June 1, 2008, the operations of Capitalink, L.C., an affiliate broker-dealer owned by LTS, was transferred to the Company. In connection therewith, the unamortized balance ($1,474) of the relationship's intangible asset related to Capitalink's operations was transferred to the Company and accounted for as a capital contribution by LTS.

8. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2009	$ 6,047	$ 4,695	$ 1,352
2010	6,080	4,017	2,063
2011	6,199	3,340	2,859
2012	5,780	3,340	2,440
2013	5,777	3,340	2,437
Thereafter	7,603	4,614	2,989
	$ 37,486	$ 23,346	$ 14,140

Deferred rent of approximately $3,835 at December 31, 2008 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

(dollars in thousands, except for share and per share data)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. The plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $2,000,000. In August 2005, the Company's motion to dismiss was granted in part and denied in part; in July 2006, the Company's motion to reconsider portions of that decision was denied. A motion to dismiss certain of the claims as re-pleaded by the plaintiff is currently pending. The Company believes the plaintiff's claims in this action are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. The plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $400,000. In April 2006, the Company's motion to dismiss was granted in part and denied in part. On April 9, 2007, the Court issued an order staying this action pending the final outcome of an arbitration involving parties other than the Company. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In December 2005, a suit was filed in New York State Supreme Court, New York County, by Digital Broadcast Corp. against the Company and a Company employee. The plaintiff alleged, among other things, that in connection with the plaintiff's retention of the Company to assist it in its efforts to obtain financing through a private placement of its securities, the Company committed fraud and breach of fiduciary duty and breach of contract. The plaintiff seeks compensatory damages in excess of $100,000. In December 2008, the Court issued a decision granting the Company's motion for summary judgment dismissing the complaint; the plaintiff has filed a notice of appeal. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In July 2008, a suit was filed in the Circuit Court for the 17th Judicial Circuit, Broward County, Florida, by BankAtlantic and BankAtlantic Bancorp, Inc. against the Company and a Ladenburg research analyst. The plaintiffs alleged, among other things, that research reports issued by defendants were false and defamatory, and that defendants are liable for defamation per se and negligence; the amount of the alleged damages is unspecified. The defendants' motion to dismiss the case was denied in September 2008. The Company believes that the allegations are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $366 at December 31, 2008 (included in accrued expenses and other liabilities). With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(dollars in thousands, except for share and per share data)

8. Commitments and Contingencies (continued)

Deferred underwriting compensation

The Company is entitled to receive deferred investment banking and underwriting fees from certain clients whose initial public offerings the Company managed or participated in. These clients are Specified Purpose Acquisition Companies ("SPACs") and the payment of deferred fees is contingent upon the SPACs consummating business combinations. Such fees and their related expenses are not reflected in the Company's results of operations until the underlying business combinations have been completed and the fees have been irrevocably earned. Generally, these fees may be received within twenty-four months from the respective date of the offering, or not received at all if no business combination transaction is consummated.

9. Income Taxes

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2008, the Company had deferred tax assets of approximately $11,000 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible. A valuation allowance has been established to offset such amount, based on the uncertainty that the tax benefits will be realized. During 2008, the valuation allowance increased by approximately $5,900.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"). This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As required by FIN 48, the Company applied the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date. No unrecognized tax benefits are recorded in the accompanying statement of financial condition at December 31, 2008.

At December 31, 2008, the Company's and its subsidiaries' share of the consolidated net operating loss carryforwards, which expire in various years from 2015 through 2026, was approximately $7,800.

The Company's tax years 2004 through 2008 remain open to examination for most taxing authorities.

(dollars in thousands, except for share and per share data)

10. Benefit Plans

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions.

11. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2008 at the fair value of the related securities and will incur a loss if the market value of the securities increases after December 31, 2008.

At December 31, 2008, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

12. Stock Compensation Plans

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "Option Plan") that provides for the granting of options to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The Option Plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The Option Plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the Option Plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through May 27, 2009 and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2008, LTS had 4,884,368 options available to grant under the Option Plan.

(dollars in thousands, except for share and per share data)

12. STOCK COMPENSATION PLANS (CONTINUED)

Outstanding stock options granted by LTS to the Company's employees under the Option Plan and related information as of December 31, 2008 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	5,692,415	$ 1.46	7.12	$ 131
Vested or expected to vest	4,595,464	1.38	6.67	128
Options exercisable, December 31, 2008	2,697,586	1.21	5.31	97

Commencing in 2004, LTS granted stock options to certain recruited employees of the Company in conjunction with their employment agreements, which are outside of the Option Plan. In September 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of BroadWall. In connection with the transaction, LTS granted to various of these individuals options outside of the Option Plan to purchase an aggregate of 1,500,000 shares of LTS common stock at an exercise price of $1.05 per share. The options vested as to 10% of the shares immediately and vested as to 22.5% of the shares on each of September 5, 2007 and September 5, 2008 and will vest as to 22.5% of the shares on each of September 5, 2009 and 2010. A summary of the status of these options granted outside the Option Plan at December 31, 2008, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	2,687,500	$ 0.83	7.08	$ 190
Vested or expected to vest	2,301,242	0.85	7.13	151
Options exercisable, December 31, 2008	825,001	1.05	7.70	

12. Stock Compensation Plans (continued)

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2008

13. Reconciliation of Assets and Liabilities to Form X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclassifications	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 382	$ 212		$ 594
Securities owned	790		$ 495	1,285
Not readily marketable securities	495		(495)	0
Due from clearing broker	12,113			12,113
Accounts receivable, net			215	215
Due from affiliates	1,656		(254)	1,402
Furniture, equipment and leasehold improvements, net	3,287			3,287
Restricted assets			400	400
Intangible assets, net			3,190	3,190
Goodwill			301	301
Other assets	5,166		(4,106)	1,060
	$ 23,889	$ 212	$ (254)	$ 23,847
LIABILITIES				
Securities sold, but not yet purchased	$ 82			$ 82
Accrued compensation			$ 3,110	3,110
Reserve for legal and arbitration awards		$ 14	1,876	1,890
Accrued expenses and other liabilities	10,365	10	(8,887)	1,488
Deferred rent			3,835	3,835
	10,447	24	(66)	10,405
STOCKHOLDER'S EQUITY				
Common stock	56			56
Capital in excess of par value	58,077	1,460	(1,460)	58,077
Accumulated deficit	(44,691)	(1,272)	1,272	(44,691)
	13,442	188	(188)	13,442
	$ 23,889	$ 212	$ (254)	$ 23,847